Exhibit 5.2
[Letterhead of Sullivan & Cromwell LLP]
June 24, 2011
Bancolombia S.A.,
      Carrera 48 # 26-85, Avenida Los Industriales,
           Medellín,
                Colombia.
Ladies and Gentlemen:
     In connection with the registration under the Securities Act of 1933 (the “Act”) of $520,000,000 aggregate principal amount of 4.250% Senior Notes due 2016 (the “2016 Notes”) and $1,000,000,000 aggregate principal amount of 5.950% Senior Notes due 2021 (the “2021 Notes,” and together with the 2016 Notes, the “Securities”) of Bancolombia S.A., a corporation organized as a sociedad anónima under the laws of the Republic of Colombia (the “Bank”), to be issued in exchange for the Bank’s outstanding 4.250% Senior Notes due 2016 and 5.950% Senior Notes due 2021, pursuant to the Indenture, dated January 12, 2011, relating to the 2016 Notes and the Indenture, dated June 3, 2011, relating to the 2021 Notes (collectively, the “Indentures”), each among the Bank and The Bank of New York Mellon, as Trustee, we, as your United States counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.
     Upon the basis of such examination, we advise you that, in our opinion when the registration statement on Form F-4 (the “Registration Statement”) relating to the Securities has become effective under the Act, including any post-effective amendments, documents incorporated by reference therein or prospectus supplements, when the terms of the Securities and of their issuance and exchange have been duly established in conformity with the Indentures so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding upon the Bank and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Bank, and when the Securities have been duly executed and authenticated in accordance with the Indentures and issued and delivered in exchange for the Company’s outstanding 4.250% Senior Notes due 2016 and

5.950% Senior Notes due 2021 as contemplated by the Registration Statement, the Securities will constitute valid and legally binding obligations of the Bank, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
     The foregoing opinion is limited to the federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. For the purposes of our opinion, we have assumed that the Bank has been duly incorporated and is an existing corporation (sociedad anónima) under the laws of the Republic of Colombia and that the Securities will constitute valid and legally binding obligations of the Bank insofar as Colombian law is concerned. With respect to all matters of Colombian law, we note that you are being provided with the opinion, dated the date hereof, of Gómez-Pinzón Zuleta Abogados S.A.
     Also, with your approval we have relied as to certain factual matters on information obtained from public officials, officers of the Bank and other sources believed by us to be responsible, and we have assumed that the signatures on all documents examined by us are genuine, assumptions that we have not independently verified.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Validity of the New Notes” in the prospectus contained in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.
Very truly yours,
/s/ Sullivan & Cromwell LLP